st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

02 DEC -2

15 November 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

02060215

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- St.George launches joint venture with Foodstuffs in NZ
- St.George Bank Notice of Meeting
- New Issue Announcement

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1278.

Yours sincerely

Michael Bowan
General Counsel and Secretary

dlw 12/4

news release

13 November 2002
RE041102

St.George launches joint venture with Foodstuffs in New Zealand

St.George Bank today announced the signing of a joint venture agreement to establish a Retail Banking Alliance in New Zealand with that country's largest supermarket retailer, Foodstuffs.

When launching the Alliance in Auckland, St.George Bank Managing Director Gail Kelly said "This is an exciting opportunity for us. Teaming up with New Zealand's premier supermarket retailer offers St.George a low cost, low risk entry into a new market very similar to those we operate in now, and is a logical step in our organic growth strategy."

The Alliance will operate through a joint venture structure where the banking business will be written in a New Zealand subsidiary of St.George, but all costs and benefits will be shared equally between St.George Bank and Foodstuffs.

Mrs Kelly said "The Alliance has been carefully designed to leverage what we see as complementary banking and retailing skills. We bring our core retail banking and product development capabilities, and will access Group resources where appropriate to drive cost efficiencies for the Alliance. Foodstuffs brings its highly developed distribution skills, as well as an unequalled access to customers flowing from its more than 55% share of New Zealand's supermarket sales."

Application for registered bank status is to be made by St.George to the Reserve Bank of New Zealand shortly. The Alliance is expected to commence business early next year and initially will be introducing innovative and competitive products over the internet and telephone, with support from the Foodstuffs' network of stores. Over time the intention is to develop a broader instore banking capability including utilisation of EFTPOS and ATM networks. A loyalty program is also being explored as part of the Alliance's overall customer proposition.

Foodstuffs has more than 3.2 million customer visits per week. There are 478 Pak'N Save, New World, Write Price and Four Square stores offering the potential for the Alliance to offer banking products at points of presence well in excess of the number of branches operated by any of New Zealand's major banks.
A similar approach has proved successful in the United Kingdom where around 5 million customers have opened savings, transaction and credit card accounts through the Tescos and Sainsburys supermarket chains.

Foodstuffs New Zealand Managing Director Tony Carter said "This is the first time in New Zealand a supermarket has participated directly in promoting and distributing financial products to its customers through a joint venture. It was critical to us that we chose the right Alliance partner. Foodstuffs and St.George Bank both have long histories of putting the customer first. I know that this shared vision of service excellence will ensure our Alliance's success."

Media Contact:

Jeremy Griffith
General Manager, St.George Corporate Relations
Mob 0411 259 432
Tel: 61-2 9236 1328

About St.George
As Australia's fifth largest bank, St.George occupies a unique position in the Australian financial services industry. With assets of $55.0 billion (at 20 September 2002) and 2.6 million customers, St.George is placed between Australia's 'big four' banks and the country's smaller regional banking groups. St.George has the scale to provide a comprehensive and innovative range of banking, wealth management and insurance services, while retaining the versatility and friendly, customer-oriented culture of a smaller organisation, which is reflected in the Group's consistently high levels of customer satisfaction.

About Foodstuffs
The Foodstuffs organisation is New Zealand's largest retail grocer and one of the country's largest businesses. The national brands that fall under the Foodstuffs banner are New World, Pak 'N Save and Four Square. The organisation consists of three separate, regionally based, co-operative companies; Foodstuffs (Auckland) Ltd, Foodstuffs (Wellington) Co-operative Society Ltd and Foodstuffs (South Island) Ltd. All stores are owned and operated by a co-operative member.

St.George/Foodstuffs Joint Venture in New Zealand

Issue of Perpetual Note

The following information is disclosed to the ASX in accordance with Listing Rule 3.10.3.

As part of the joint venture between St.George Bank and the Foodstuffs companies, St George Bank will establish a New Zealand subsidiary (**"SGNZ"**) that will apply to the Reserve Bank of New Zealand (RBNZ) to hold a NZ banking licence. If the RBNZ approves the application, SGNZ will operate the business of the joint venture (**"SGNZ retail banking business"**). RBNZ rules require a NZ registered bank to meet certain capital requirements from time to time.

The terms of the joint venture arrangement provide for a Foodstuffs special purpose vehicle to contribute to the capital requirements of the SGNZ retail banking business from time to time. Foodstuffs Retail Financial Services Limited (**"FRFSL"**), the Foodstuffs special purpose vehicle, will subscribe in cash for a perpetual note or notes St.George Bank issues from time to time dependant on the SGNZ retail banking business capital requirements.

The features of the perpetual notes are to be as follows:

Class of security

The perpetual notes will be denominated in New Zealand dollars and will constitute a new class of security. The perpetual notes will not be quoted.

Number of perpetual notes to be issued

One perpetual note will be issued on or shortly after the formation of SGNZ. Further notes may be issued to FRFSL as it contributes to the capital requirements of the SGNZ retail banking business over time. All subscriptions for the notes will be in cash.

Principal terms of the perpetual notes

The perpetual notes constitute a subordinated and unsecured obligation of St George Bank.

The perpetual notes do not bear interest nor carry any dividend rights.

The perpetual notes are not transferable.

The perpetual notes have no maturity date and redemption of the notes cannot be required by FRFSL.

Certain events trigger a redemption of the notes in consideration of which St George Bank will issue to the noteholder St George Bank ordinary shares. The events that lead to a redemption of the notes in return for an issue of St George Bank ordinary shares are:

(a) where a right to terminate arises under the joint venture agreement and the continuing or non defaulting party elects either to:

- buy out the retiring or defaulting party; or
- to end the SGNZ retail banking business and the parties agree to sell the SGNZ retail banking business or the SGNZ retail banking business is liquidated;

(b) where St George Bank receives a return of capital on its A class shares in SGNZ and the price received is attributable to the SGNZ retail banking business, in which case St George must redeem that number of perpetual notes having an aggregate principal amount equal to one

half of the capital return on the A class shares;

(c) on the happening of any of the following events (which is not rectified within 45 days):

- the Australian Prudential Regulatory Authority ("**APRA**") determines that St George Bank has a Tier 1 capital ratio of less than 5% or a capital ratio of less than 8%;
- APRA issues a directive to St George Bank under section 11CA of the Banking Act for St George Bank to increase its capital;
- APRA appoints a statutory manager to St George Bank pursuant to section 13A(1) of the Banking Act or proceedings are commenced for the winding-up of St George Bank;
- St George Bank's retained earnings become negative.

On the occurrence of any of the events in paragraphs (a), (b) or (c) above, each perpetual note is redeemed in consideration for the issue of that number of St George ordinary shares determined as follows:

$$n = \frac{x}{y}$$

where:

n is the number of St George Bank ordinary shares rounded up to the nearest whole number;

x is:

(i) where redemption occurs under paragraph (b) or (c) above, the aggregate principal amount of the perpetual notes that are to be redeemed; or

(ii) where redemption occurs on liquidation of the SGNZ retail banking business, the lesser of:

- the aggregate principal amount of all the perpetual notes on the redemption date; and
- one half of the amount equal to any net proceeds of the liquidation of the SGNZ retail banking business; or

(iii) in any other case, the lesser of:

- the aggregate principal amount of all the perpetual notes on the redemption date; and
- half of the value of the retail banking business as determined in accordance with the terms of the joint venture agreement,

in each case converted to Australian dollars at St George's spot rate for the purchase of Australian dollars with New Zealand dollars to be ruling at approximately 11.00 am (local Sydney time) on the day two business days before the date of

redemption (**"Spot Rate"**).

y = the weighted average closing price of St George Bank ordinary shares on the Australian Stock Exchange Limited (**"ASX"**) (or failing the ASX, on any exchange of at least equivalent standing to the ASX) on the five trading days immediately preceding the date of redemption converted if necessary to Australian dollars at the Spot Rate.

Issue price

The initial note will be issued at a face value equal to half of the amount to which SGNZ is fully capitalised. The initial note is expected to be issued for a face value not exceeding NZ$30m. Further notes will be issued from time to time, in consideration of FRFSL subscribing in cash for the issue, as the capital requirements of the SGNZ retail banking business increase.

Purpose of the issue

The perpetual notes will be issued to FRFSL in connection with its 50% contribution to capitalising the SGNZ retail banking business in accordance with regulatory and SGNZ internal requirements from time to time.

Approvals

St George Bank is not required to seek security holder approval for the issue of the notes. St.George's issue of the notes is dependant on APRA approving the notes being characterised as Tier 1 capital for regulatory purposes.

st.george

St.George Bank Limited
ABN 92 055 513 070

14 November 2002

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

Please reply to:
Michael Bowan
Level 15, 182 George Street
Sydney NSW 2000
Email: bowanm@stgeorge.com.au
Telephone: (02) 9236 1205
Facsimile: (02) 9236 1899

Dear Sir

DOCUMENTATION TO SHAREHOLDERS

I attach the following documents mailed to the Bank's ordinary shareholders yesterday:

- Letter to shareholders
- Dividend Reinvestment Plan application form
- Proxy Form
- Notice of Meeting

The Bank's PRYMES holders have also been sent an invitation to the meeting and a copy of the Notice of Meeting.

Yours sincerely

Michael Bowan
General Counsel and Secretary

St.George Bank Limited
ABN 92 055 513 070
Address all share correspondence to:
Computershare Investor Services Pty Limite
GPO Box 7045 Sydney NSW 1115 Australia
Phone: 1800 804 457
International: 61 3 9615 5970
Facsimile: 61 2 8234 5050
www.computershare.com

11 November 2002

MR A B SAMPLE
152 MILLER ROAD
CHESTER HILL NSW 2162

Dear Shareholder

I have pleasure in inviting you to the Eleventh Annual General Meeting of St.George Bank Limited. Our Notice of Meeting is enclosed with this letter.

The Annual General Meeting will be held at the Tumbalong Auditorium (Level 2), Sydney Convention and Exhibition Centre (South), Darling Harbour, Sydney on Friday, 13 December 2002, commencing at 10.00 am (Sydney time). Registration will commence at 9.00 am. Please bring this bar-coded letter with you to facilitate your registration.

Should you be unable to attend the Annual General Meeting, I encourage you to complete the attached Proxy Form and return it in the reply paid envelope enclosed. To be effective for this meeting, completed Proxy Forms must be received at the Bank's share registry (Computershare Investor Services) no later than 7.00 pm (Sydney time) on Wednesday, 11 December 2002. Please refer to the Proxy Form for address and facsimile details.

Election of Directors

Ms Geri Ettinger has retired after 15 years on the St.George Board. Ms Ettinger has been a valuable member of the Board over a long period during which St.George has undergone enormous change. I should like to take this opportunity to thank sincerely Ms Ettinger for her excellent contribution to the development of our organisation.

Mrs Linda Nicholls joined the Board on 26 August 2002 to fill the vacancy caused by Ms Ettinger's retirement and will present herself to shareholders for election at the Annual General Meeting. Mrs Nicholls comes to St.George with considerable experience.

All nominees for election as Directors are supported by your Board. Profiles for all nominees are outlined in the Notice of Meeting.

Dividend Reinvestment Plan (DRP)

St.George is pleased to announce the Bank's Dividend Reinvestment Plan (DRP) will be operational for the 13 December 2002 dividend payment. As previously communicated to shareholders, the Bank uses the DRP to assist with the management of the Bank's capital requirements. In accordance with this strategy and the Bank's current capital requirements, there will be no discount offered for the 13 December payment. The minimum participation of 100 shares will still apply and there will not be a maximum participation limit.

DIVIDEND REINVESTMENT PLAN

IMPORTANT INFORMATION, PLEASE READ CAREFULLY

st.george

St.George Bank Limited ABN 92 055 513 070

MR A B SAMPLE
152 MILLER ROAD
CHESTER HILL NSW 2162

Note: ONLY AUSTRALIAN RESIDENTS MAY PARTICIPATE IN THE DRP.

The Bank's Dividend Reinvestment Plan (DRP) will be operational for the 13 December 2002 dividend payment. **No discount will be offered.** A minimum participation of 100 shares will apply and there will not be a maximum participation limit (cap).

FOR YOUR CHANGE IN PARTICIPATION TO BE ACCEPTED FOR THE BANK'S FINAL DIVIDEND PAYABLE ON 13 DECEMBER 2002, THIS FORM MUST BE RECEIVED BY COMPUTERSHARE INVESTOR SERVICES, BY **5.00 PM, FRIDAY 29 NOVEMBER 2002.**

What do I need to do?

- If you currently participate in the DRP and do not wish to change your DRP participation, you do not need to do anything, your previous instruction will still apply.
- If you do not participate in the DRP and would like to participate, or if you would like to change your participation in the DRP, please mark the appropriate box, either "ALL" or "PART" below.
- If you no longer wish to participate in the DRP, please place a mark in the box "TERMINATION" below.

PLEASE READ THE INSTRUCTIONS ON THE REVERSE SIDE OF THIS FORM BEFORE COMPLETING.

Notice of Dividend Election/Notice of Variation

Where a choice is required, mark the box with an 'X'. X

☐ **ALL**

☐ **PART** ☐☐☐☐☐☐☐ *Please mark the box with an 'X' if you wish for part of your shareholding to participate in the DRP. Show the number of shares you would like to participate.*

☐ **TERMINATION** *Mark the box with an 'X' only if you already participate in the DRP and wish to cancel your participation.*

SIGN HERE – This section must be completed for your instructions to be executed.

I/We authorise you to act in accordance with my/our instructions set out above. I/We acknowledge that these instructions supersede and have priority over all previous instructions in respect to my/our shares. Where I/we have indicated participation in the Dividend Reinvestment Plan, I/we hereby agree to be bound by the Terms and Conditions of the Dividend Reinvestment Plan. By signing and lodging this form, I/we represent, warrant and agree that I/we am/are an Australian citizen or resident in Australia and not acting for the account or benefit of any person in the United States or other country other than Australia.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

☐ / ☐ / ☐

Day Month Year

Note: When signed under power of attorney, the attorney states that they have not received a notice of revocation. Computershare Investor Services Pty Limited needs to sight a certified copy of the power of attorney.

PROXY FORM

St.George Bank Limited ABN 92 055 513 070

Appointment of Proxy for the Annual General Meeting of St.George Bank Limited to be held at the Tumbalong Auditorium (Level 2), Sydney Convention and Exhibition Centre (South), Darling Harbour, Sydney on Friday, 13 December 2002, commencing at 10.00 am.

MR A B SAMPLE
152 MILLER ROAD
CHESTER HILL NSW 2162

being a member of St.George Bank Limited, appoints:

the Chairman of the Meeting ☐ (place X in box) **OR** Name: ______________ (please print)

or failing the person so named or, if no person is named, the Chairman of the Meeting to vote in accordance with the following directions or, if no directions have been given, to vote or abstain as the proxy sees fit in respect of each resolution (including any procedural resolution), at the Annual General Meeting of St.George Bank Limited to be held on 13 December 2002 and any adjournment of that Meeting.

Directions to Proxy (Optional)
Instruction for Completion Overleaf

	FOR	AGAINST	ABSTAIN
1) To receive and adopt the financial statements and directors' report for the year ended 30 September 2002.	☐	☐	☐
2) a. To elect Mrs L B Nicholls as a director.	☐	☐	☐
b. To re-elect Mr J S Curtis as a director.	☐	☐	☐
c. To re-elect Mr J M Thame as a director.	☐	☐	☐

Appointment of a Second Proxy (Optional)
(Refer overleaf for further instructions on the appointment of a second proxy).

☐ Mark this box with an "X" if appointing a second proxy **AND** State here the percentage/ number of your voting rights applicable to this form % ☐ **OR** Number ______

Signature(s) See instruction on reverse

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

A reply paid envelope is enclosed for the return of your completed Proxy Form. To be effective, this completed Proxy Form must be received at the office of the Bank's share registry at Computershare Investor Services, Level 3, 60 Carrington Street, Sydney NSW 2000, (GPO Box 4519, Melbourne, Vic, 8060, Australia) or by facsimile (02) 8234 5180 **no later than 7.00 pm (Sydney time) on Wednesday, 11 December 2002.**

Common Seal (if required)

FILE NO.

st.george

St.George Bank Limited ABN 92 055 513 070

Notice of meeting



1
3
R
2
4

We're gearing up to produce new levels of performance in the year ahead

Explanatory Notes on Agenda Items

Item 1: Accounts and Reports

To receive and adopt the financial statements and directors' report for the year ended 30 September 2002 together with the directors' declaration and the auditor's report on the financial statements.

Item 2: Election of Directors

There are three persons to be elected to the position of director. The following candidates present themselves:

(a) Mrs L B Nicholls was appointed as a director subsequent to the last Annual General Meeting. She offers herself for election in accordance with Article 71(3) of the Bank's Constitution.

(b) Mr J S Curtis retires in accordance with Article 73(1) of the Bank's Constitution, and offers himself for re-election.

(c) Mr J M Thame retires in accordance with Article 73(1) of the Bank's Constitution, and offers himself for re-election.



L B Nicholls J S Curtis J M Thame

Profiles on each candidate are set out as follows:

Linda Bardo Nicholls BA (Econ) MBA (Harvard)

Linda Nicholls, aged 54, is Chairman of Australia Post, Deputy Chairman of Healthscope, a director of Sigma Pharmaceutical Group, Perpetual Trustees Australia Limited, Insurance Manufacturers of Australia and an international advisor to Goldman Sachs. Mrs Nicholls is also a Member of Council of the Walter and Eliza Hall Institute of Biomedical Research, Ormond College at Melbourne University, the Board of Trustees of The Conference Board in New York and a Governor of The Smith Family. She runs her own corporate advisory practice specialising in business strategy in financial services and healthcare.
Mrs Nicholls has an MBA from Harvard University and more than 25 years experience as a senior executive and company director in banking, insurance and funds management in Australia, New Zealand and the United States. She was a member of the Wallis Inquiry into the financial services industry in 1996. Mrs Nicholls was appointed as a director of the Bank on 26 August 2002. She is a member of the Board's Risk Management and Nomination and Remuneration Committees.

John Simon Curtis BA LLB (Hons)

John Curtis, aged 52, was appointed to the Board in October 1997. Since 1987, he has been a professional company director and is currently the Chairman of Allianz Australia Limited and Caliburn Partnership Pty Limited. He is a director of Perpetual Trustees Australia Limited and Sydney Symphony Orchestra Holdings Pty Limited. Prior to 1987, Mr Curtis was the Managing Director of Wormald International Limited and was responsible as a Chief Executive for its operations at various times in Australia, Europe and the Americas. He is a member of the Board's Risk Management and Nomination and Remuneration Committees.

John Michael Thame AAIBF FCPA

John Thame, aged 60, was appointed to the Board in February 1997, having been the Managing Director of Advance Bank Australia Limited from October 1986 to January 1997. His career with Advance spanned 26 years during which time he held a variety of senior positions. Mr Thame is Chairman of Permanent Trustee Company Limited and is a director of AWB Limited, Reckon Limited and Abacus Funds Management Limited. Mr Thame is a member of the Board's Audit and Compliance and Risk Management Committees.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	243,681 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. 195,000 - $10.30 2. 48,681 - Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Shares issued under the St.George Bank Executive Option Plan 2. Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15/11/2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
498,463,401	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547 359,095	Redeemable preference borrower share Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: ....15/11/2002............

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

FILE NO. 82-3809

ASIC registered agent number 14475
lodging party or agent name ST.GEORGE BANK LIMITED
office, level, building name **or** PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name ST.GEORGE BANK LIMITED
A.C.N. 92 055 513 070

Details of the issue

date of issue (d/m/y) 15 / 11 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARES

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	48,681	NIL	

1. Have all shares been issued for cash only? Yes ☐ No ☒
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name MICHAEL BOWAN capacity SECRETARY

sign here date 15 / 11 / 2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

FILE NO. 82-3809

ASIC registered agent number 14475
lodging party or agent name ST.GEORGE BANK LIMITED
office, level, building name **or** PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name ST.GEORGE BANK LIMITED
A.C.N. 92 055 513 070

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	48,681	15/11/2002

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules

☐ The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.

or

☐ The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property.

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	**$**

☒ The issue was made in consideration of services rendered or any other consideration not mentioned above.

details: THE SHARES WERE ISSUED TO ST.GEORGE BANK LIMITED STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE SHARE PLAN APPROVED BY SHAREHOLDERS AT THE ST.GEORGE BANK ANNUAL GENERAL MEETING HELD ON 3 FEBRUARY 1998.

Signature

I certify that the information in this form is true and complete.

print name MICHAEL BOWAN - SECRETARY capacity

sign here [signature]

15/11/2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

FILE NO. 82-3809

ASIC registered agent number 14475

lodging party or agent name ST.GEORGE BANK LIMITED

office, level, building name **or** PO Box no.

street number & name

suburb/city state/territory postcode

telephone ( )

facsimile ( )

DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Notification of

share issue

Corporations Act 2001

254X(1)

company name ST.GEORGE BANK LIMITED

A.C.N. 92 055 513 070

Details of the issue

date of issue (d/m/y) 15 / 11 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARES

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	195,000	$10.30	

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name MICHAEL BOWAN capacity SECRETARY

sign here date 15 / 11 /02